                July 17, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Harbor Small Cap Value Opportunities Fund (the “Fund”)

Post Effective Amendment No. 128

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 128 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1         (Prospectus - Front Cover)

Item 1 of Form N-1A requires the front cover to include the names of each share class and their ticker symbols. In the EDGAR submission, the front cover did not include the share class names or ticker symbols.

Response:

The share class names and placeholders for the ticker symbols were included in the 485(a) filing and are visible in the filing on the public EDGAR website.

https://www.sec.gov/Archives/edgar/data/793769/000119312517167475/d368418d485apos.htm

COMMENT 2         (Prospectus - Front Cover)

Item 1(a)(4) of Form N-1A calls for the statement required by rule 481(b)(1) under the Securities Act of 1933. In the EDGAR submission, the front cover did not include the necessary disclosure.

Response:	The disclosure was included in the 485(a) filing and is visible in the filing on the public EDGAR website. https://www.sec.gov/Archives/edgar/data/793769/000119312517167475/d368418d485apos.htm

COMMENT 3         (Prospectus - Fund Summary - Fee Table)

Please confirm whether any of the share classes offered by the Fund will be considered “clean shares” as that term is defined in the no-action letter provided to Capital Research and Management Company dated January 11, 2017 (Capital Group, SEC Interpretive Letter (Jan. 11, 2017), available at https://www.sec.gov/divisions/investment/noaction/2017/capital-group-011117-22d.htm).

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission July 17, 2017 Page 2 of 6

Response:	Both the Institutional Class shares and the Retirement Class shares may be considered “clean shares”. Neither the Institutional Class nor the Retirement Class shares include any front-end load, deferred sales charge, or other asset-based fees for sales or distribution.

COMMENT 4         (Prospectus - Fund Summary - Fee Table)

Please confirm whether the Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s Expense Limitation Agreement.

Response:	The Fund’s investment adviser does not recoup in any subsequent fiscal year the amounts incurred pursuant to the Expense Limitation Agreement in the Fund’s existing fiscal year.

COMMENT 5         (Prospectus - Fund Summary - Principal Investment Strategy)

Please consider whether the disclosure stating that the Fund’s sector weightings “may deviate from those of the benchmark” is necessary as this is not an indexed fund.

Response:	Comment No. 5 is accepted. The language regarding the possibility of the Fund’s sector weightings deviating from those of the benchmark has been removed.

COMMENT 6         (Prospectus - Fund Summary - Principal Investment Strategy)

Please confirm that the Fund does not expect to concentrate in any sector(s).

Response:	Comment No. 6 is confirmed. The Fund does not expect to concentrate in any specific sector(s).

COMMENT 7         (Prospectus - Fund Summary - Principal Investment Strategy)

If the Fund expects its foreign issuer exposure to include investing in emerging markets, please indicate in the Principal Investment Strategy section, and also include corresponding emerging markets risk disclosure within the Principal Risks section.

Response:	The Fund does not expect to invest in emerging markets as part of its principal investment strategy.

COMMENT 8         (Prospectus - Fund Summary - Buying and Selling Fund Shares)

Please remove the following sentence from the Fund Summary section: “Investors who wish to purchase, exchange or redeem shares held through a financial intermediary should contact the financial intermediary directly.”

Response:	Comment No. 8 is respectfully not accepted. Item 6 of Form N-1A requires that each Fund “...briefly identify the procedures for redeeming shares”. As a majority of Harbor fund shares are held through intermediaries, we believe it is important to clarify for those investors that hold shares through intermediaries that they will not be able to transact with the Fund directly.

Securities and Exchange Commission July 17, 2017 Page 3 of 6

COMMENT 9	(Prospectus - Additional Information about the Fund’s Investments)

If derivatives are included in the 80% asset test, please confirm that they are valued at market value and not notional value.

Response:	Comment No. 9 is confirmed. Although the Fund does not expect to utilize derivatives, in the event it did, derivatives would be included in the 80% asset test and valued at market value.

COMMENT 10	(Prospectus - Additional Information about the Fund’s Investments)

Please identify in the “Fund Summary - Principal Investment Strategy” section which of the equity securities as identified under the heading “Equity Securities” in the “Additional Information about the Fund’s Investments” the Fund expects to invest in (including investments in security futures, limited partnership interests, other investment companies, real estate investment trusts, equity participations and initial public offerings or secondary offerings).

Response:	Comment No. 10 is respectfully not accepted. Equity securities represent the Fund’s principal investments. The disclosure under the heading “Additional Information about the Fund’s Investments” serves to further identify the types of securities that are considered by the Fund to be “equity securities.” We do not believe it is necessary to include every type of permissible equity security in the Principal Investment Strategy section because the Fund expects to invest primarily in common and preferred stocks. Including reference in the Principal Investment Strategy section to other types of equity securities that will not be principal investments of the Fund could be distracting for investors. To the extent the Fund’s investment strategies were to change over time, we would supplement the disclosure in the Fund’s prospectus appropriately.

COMMENT 11	(Prospectus - Additional Information about the Fund’s Investments)

Please consider whether any acquired fund fees and expenses should be included in the Fees and Expenses table in light of the fact that registered investment companies are included in the definition of “equity securities”.

Response:	The Fund does not expect to invest to any material extent in shares of registered investment companies. Accordingly, the Fees and Expenses table does not include a line item for acquired fund fees and expenses.

COMMENT 12	(Prospectus - Additional Information about the Fund’s Investments)

Please confirm that the Fund’s 80% investment policy would only include convertible securities to the extent that they are “in-the-money” at the time of investment.

Response:	Comment No. 12 is confirmed.

COMMENT 13	(Prospectus - Additional Information about the Fund’s Investments)

Please confirm whether or not derivatives are a part of the Fund’s principal investment strategy.

Response:	Derivatives are not a part of the Fund’s principal investment strategy.

Securities and Exchange Commission July 17, 2017 Page 4 of 6

COMMENT 14	(Prospectus - Your Harbor Funds Account)

With regards to transactions through a financial intermediary, please confirm that fees paid to financial intermediaries are not sales loads charged by the Fund.

Response:	Comment No. 14 is confirmed. Fees paid to financial intermediaries are not sales loads. The Fund expects to operate as a no-load fund.

COMMENT 15	(Prospectus - Back Cover)

Please confirm that the filing contains a back cover.

Response:

Comment No. 15 is confirmed. The 485(a) filing contained a back cover that is visible in the filing on the public EDGAR website.

https://www.sec.gov/Archives/edgar/data/793769/000119312517167475/d368418d485apos.htm

COMMENT 16	(SAI - Additional Policies and Investment Techniques)

In the following sentence: “The International & Global Funds may invest without limit in equity securities and investment-grade notes and bonds of U.S. issuers,” please explain how investing in equity securities is appropriate for avoiding losses.

Response:	The intended emphasis in the sentence was that the International & Global Funds may depart from their principal strategies of investing primarily in foreign issuers and may invest without limit in U.S. issuers. This sentence has been clarified as follows:

“The International & Global Funds may also invest without limit in equity securities of U.S. issuers.”

COMMENT 17	(SAI - Investment Restrictions - Fundamental Investment Restrictions)

Please revise the clause “and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” to clarify that such securities are part of an industry.

Response:	Comment No. 17 is respectfully not accepted. A commonly accepted understanding of industry is: an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. Further, issuers of MBS are not themselves engaged in any industry but are merely passive, pass through or conduit structures for securitization of the debt of individuals or companies (i.e., the obligors on the underlying debt).

MBS may be backed by: (i) traditional residential mortgages; (ii) second or home equity mortgages; (iii) multi-family mortgages; or (iv) commercial property mortgages (CMBS). The obligors, originators and special purpose vehicle (SPV) issuers, as well as the underlying mortgages, have materially different primary economic characteristics.

Obligors are individuals (whose economic circumstances, incomes and dependencies are as varied as are their employers and their employers’ industries or, in the case of self-employed persons, their own businesses) and institutions (which can be in any industry

Securities and Exchange Commission July 17, 2017 Page 5 of 6

including non-real estate industries). A residential obligor could be an individual employed by a Coca-Cola plant, while the obligors of a CMBS in the same pool could be a high tech company and a coal mining company. While one might say all obligors are “real estate” investors of some sort, that should not lead to a “real estate” industry classification. The consumer/homeowner/teacher with a residential mortgage loan would not likely consider him or herself in the real estate “industry” simply by owning a home in which to live. Likewise, the pharmaceuticals company that is the obligor on a commercial mortgage loan would not likely consider itself to be in the real estate industry simply because it owns the laboratory in which its pharmaceuticals are made. Even obligors of the same type are also widely diversified by region with different local economic outlooks, and real estate markets in each.

The originators of mortgage loans are commercial banks, savings and loans and non-bank lenders in different regions with different business focus (e.g., residential/consumer vs. commercial lending). Even if the originators were all considered to be in the real estate lending business, they are not the obligors but typically the obligees/debt holders. The Commission and fund industry do not typically classify debt by the industry of the obligee. To the extent the term “originator” includes mortgage brokers and similar entities, these are not even obligees.

As noted above, an SPV issuer of MBS is more accurately described as a type of structure than a business. If a fund acquired a diversified portfolio of mortgage loans directly, the Commission staff could not reasonably take the view that the mortgage notes were “issued” by persons in the same industry. Pooling that identical portfolio into a legal structure (the SPV) should not alter that conclusion.

To the contrary, the MBS structure itself “unconcentrates” the underlying instruments. There are no “primary characteristics” common to all mortgage backed securities. Even if there were some risks common to several obligors in an MBS, the whole nature of the MBS structure is to diversify and diffuse these risks broadly. Thousands of mortgages are pooled, then securitized. The resulting MBS is then subdivided into classes or tranches, each with separate economic characteristics. Whatever similar characteristics may have existed at the beginning are effectively diversified and diffused. While it is true that all MBS have one common characteristic, real estate, that is merely the collateral for the debt. In the case of other debt securities, the Commission and fund industry do not typically classify such instruments by their collateral type for industry concentration purposes. Presumably, for all these reasons, publicly available industry classifications such as SIC and NAICS do not classify MBS as an industry.

NAICS Codes (first adopted in 1997 to replace the SIC Codes (last updated in 1987)) do not classify asset backed securities, MBS or any equivalent security designation as a single industry. The very fact that the Commission classifications differ from widely accepted classifications proves the point that there is a great deal of subjectivity in this classification and that reasonable minds can and do differ. Thus, concluding that MBS are not any single industry is a “reasonable” classification. If the SIC and NAICS Codes do not classify MBS as a single industry, so should a fund be able to take the same position.

COMMENT 18	(SAI - Investment Restrictions - Fundamental Investment Restrictions)

Please add disclosure indicating that in applying fundamental investment restriction no. 4, the Fund will consider the concentration of the underlying investment companies in which it invests when determining compliance with its own concentration policy.

Securities and Exchange Commission July 17, 2017 Page 6 of 6

Response:	Comment No. 18 is respectfully not accepted. Adding policy disclosure to the SAI to the effect that we would “consider” the concentration limits of any underlying investment companies in which the Fund may invest when determining concentration leaves too open-ended the scope and nature of obligation that the Fund would be agreeing to undertake. It would also leave uncertain the important issue of how the Fund, should it invest as a passive investor in another investment company, would, as a practical matter, be able to comply with this obligation. For example, we do not know what “consider” would mean in this context, where the issuers represented in an underlying fund’s portfolio change continuously, all without our control or advance knowledge. We are not comfortable implying to shareholders an obligation that is not clear in its meaning and that the Fund could not as a practical matter control or police on a real time basis.

COMMENT 19	(SAI - Investment Restrictions - Fundamental Investment Restrictions)

In accordance with Item 17(b)2, please disclose the members of the proxy voting committee and how frequently the proxy voting committee met during the last fiscal year.

Response:	Comment No. 19 is accepted. The disclosure has been revised to reflect more specifically the members of the Proxy Voting Committee and the number of meetings held during the fiscal year ended 10/31/2016.

COMMENT 20	(Part C - Item 28 - Exhibits)

Please confirm that a legal opinion regarding the legality of the securities being registered will be filed as an exhibit to the registration statement.

Response:	Comment No. 20 is confirmed. The legal opinion will be filed by amendment.

*        *        *         *        *        *        *

Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

David G. Van Hooser

Anmarie S. Kolinski

Charles F. McCain, Esq.

Erik D. Ojala, Esq.

Harbor Funds